Oriel Capital Partners, LLC
·300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Ma aging Member, Chief Executive Officer, Secretary, Director

May 7, 2013

Via FAX

Michael McTiernan
Assistant Director
Division of Corporate Finance
United States Securities & Exchang Commission
100 F Street, NE
Washington, D.C. 20549

Re: **Oriel Capital Partners, L C**
File No. 024-10307
Acceleration of Qualific tion of Form 1-A Offering Statement

Dear Mr. McTiernan:

Oriel Capital Partners, LLC (File No. 02 -10307) request an accelerated qualification date of its Form 1-A Offering Statement as amended and th t the U.S. Securities & Exchange Commission ("Commission") deem this offering statement qualified on Tuesda , May 07, 2013 at 4:00pm EST or as soon as practicable thereafter.

Oriel Capital Partners, LLC und rstands and acknowledges the following:

- should the Commission or the s aff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commis on from taking any action with respect to the filing;
- the action of the Commission o he staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the c mpany from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- Oriel Capital Partners, LLC may ot assert staff comments and the declaration of qualification as a defense in any proceeding initia ed by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this ma er.

Very Truly Yours,

Ronald Tealer

CEO

cc: Folake Ayoola, Attorney Adviser
Tom Kluck, Legal Branc Chief

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Fax Cover Sheet

Date 5/7/13

Number of pages 2 (including cover page)

To:

Name Folake Ayoola -
Company SEC
Telephone 202-551-3273
Fax 703-813-6984

From:

Name Keidi Carrington
Company Attorney at Law
Telephone 617-835-4977

Comments Good afternoon Ms. Ayoola. I just received a signed letter from my client. Please let me know when this becomes qualified. Thank you

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